Exhibit 99.3

Regulated information	6 August 2015, 7.30 CET

Patient recruitment completed in FITZROY

Phase 2 Crohn’s disease study with filgotinib

•	First selective JAK1 inhibitor in Phase 2 in Crohn’s disease
•	175 patients randomized for 20 weeks of treatment
•	Topline primary endpoint data expected in December 2015

Mechelen, Belgium; 6 August 2015 – Galapagos NV (Euronext & NASDAQ: GLPG) announced that the last patient has been randomized in the FITZROY Phase 2 clinical study. The study evaluates the efficacy and safety of filgotinib, a selective JAK 1 inhibitor, during 20 weeks of treatment in 175 patients with Crohn’s disease. Galapagos is eligible to receive $50 M fee from AbbVie if AbbVie elects to in-license filgotinib after receipt of the full RA DARWIN 1 and 2 data and elects to move forward with filgotinib in Crohn’s disease.

Filgotinib is the first selective JAK1 inhibitor in development for Crohn’s disease. The innovative design of the Phase 2 study with filgotinib evaluates induction of disease remission and explores early maintenance of its beneficial effects, potentially enabling a rapid entry into Phase 3 studies. Galapagos funded and conducted the Phase 2 study, recruiting patients with active Crohn’s disease in 66 clinical centers in 9 countries throughout Western and Eastern Europe. Galapagos expects to announce topline primary endpoint results following 10 weeks of treatment in December 2015, with 20 weeks results expected in Q1 2016. Full details of the study design can be found on www.clinicaltrials.gov.

The Phase 2 study in Crohn’s disease is being performed in parallel with the DARWIN Phase 2B program for filgotinib in rheumatoid arthritis (RA). Galapagos expects to report final 24-week data from the second DARWIN study, evaluating filgotinib in a monotherapy setting, in August 2015. AbbVie has the exclusive right to license filgotinib upon its receipt of the final data package from the Phase 2B RA studies. In the event that AbbVie in-licenses filgotinib following receipt of the full data package from the DARWIN 1 and DARWIN 2 Phase 2B studies in RA, Galapagos will also be eligible to receive an additional $50 million payment if AbbVie elects to move forward with filgotinib in Crohn’s disease after receipt of the complete data set from the Crohn’s study.

About Crohn’s disease

Crohn’s disease is a type of inflammatory bowel disease in which the well-controlled balance of the intestinal immune system is disturbed. The disease causes ulcerations of the small and large intestines in particular, but may affect any part of the digestive system from mouth to anus. The cause of the disease is unknown, with onset usually between the ages of 15 and 35. Patients suffer from abdominal pain, diarrhea (often bloody), vomiting, fever, and weight loss. There is no cure for Crohn’s disease; treatment options today are restricted to controlling symptoms, maintaining remission, and preventing relapse by the use of drugs that suppress the inflammation or the immune system, antibiotics, and eventually surgical removal of the inflamed bowels. Driven by new therapies in development, Decision Resources estimates that the market for Crohn’s disease treatment will grow from $3.8 billion in 2011 to $5.6 billion in 2021.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications. In the field of inflammation, AbbVie and Galapagos signed a collaboration agreement for the development and commercialization of filgotinib. Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases, currently in Phase 2B studies in RA and in Phase 2 in Crohn’s disease. Galapagos reported positive activity and a favorable safety profile in both the DARWIN 1 and DARWIN 2 studies in RA. AbbVie and Galapagos also signed a collaboration agreement in cystic fibrosis to develop and commercialize molecules that address mutations in the CFTR gene. Potentiator GLPG1837 is currently in a Phase 1 trial, and corrector GLPG2222 is at the pre-clinical candidate stage. GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, is currently being tested in a Phase 2 proof-of-concept trial in ulcerative colitis patients. GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis. The Galapagos Group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More info at www.glpg.com

CONTACT

Galapagos NV

Elizabeth Goodwin, Head of Corporate Communications & Investor Relations

Tel: +31 6 2291 6240

ir@glpg.com

Galapagos forward-looking statements

This release may contain forward-looking statements, including statements regarding the expected timing of topline results from 10 weeks and 20 weeks of treatment in the FITZROY Phase 2 clinical study, the potential for and timing of a possible Phase 3 clinical study with filgotinib in Crohn’s disease, the timing of the availability of final 24-week data from the second DARWIN study, AbbVie’s licensing decision regarding filgotinib and Galapagos’ potential eligibility for a success payment from AbbVie. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing DARWIN and FITZROY programs with filgotinib may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties (including its collaboration partner for filgotinib, AbbVie) and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in the company’s Securities and Exchange Commission filing and reports, including in the company’s prospectus filed with the SEC on May 14, 2015 and future filings and reports by the company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.